UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2011, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 26th day of June 2012, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT
COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Stephen L. Spector
Stephen L. Spector, Trustee

By:	/s/ Scott W. Kingsmore
Scott W. Kingsmore, Trustee

By:	/s/ Stephanie Corcoran
Stephanie Corcoran, Trustee

EXHIBIT INDEX

(a)           Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry Accountancy Corporation

32	Section 906 Certification of Scott W. Kingsmore, Chief Executive Officer and Stephanie P. Corcoran, Chief Financial Officer of the Plan

THE MACERICH

PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of

The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at year-end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry Accountancy Corporation

Long Beach, California

June 26, 2012

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2011 AND 2010

ASSETS

	December 31,
	2011	2010

INVESTMENTS, at fair value
Registered Investment Companies	$67,366,838	$67,198,696
Common/Collective Trust	6,817,546	6,512,018
Macerich Company Common Stock Fund	3,884,759	3,962,903
	78,069,143	77,673,617

RECEIVABLES
Notes Receivable from Participants	1,507,668	1,883,745
Employer Contribution	229,895	218,482
	1,737,563	2,102,227

Total Assets	$79,806,706	$79,775,844

NET ASSETS REFLECTING INVESTMENTS, at fair value	$79,806,706	$79,775,844

Adjustment from fair value to contract value for fully benefit-responsive investment contract	(206,258)	157,509

NET ASSETS AVAILABLE FOR BENEFITS	$79,600,448	$79,933,353

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(3,221,094)
Dividends	2,185,837
(1,035,257)

Interest income on notes receivable from participants	74,676

Contributions:
Employer contribution	3,223,088
Participant	5,943,007
Rollover	191,256
9,357,351

Total Additions	8,396,770

DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	8,714,444
Administrative expenses	15,231
Total Deductions	8,729,675

NET DECREASE IN PLAN NET ASSETS	(332,905)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	79,933,353

END OF YEAR	$79,600,448

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Stephen L. Spector, SVP General Counsel, Scott W. Kingsmore, SVP Finance, and Stephanie Corcoran, VP Group Controller.  Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, and to maintain certain administrative records.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  An eligible employee may enter the Plan on the January 1, April 1, July 1 or October 1, following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 50% of their compensation, as defined in the Plan.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may roll over amounts representing distributions from other qualified defined benefit or defined contributions plans.  Participants direct the investment of their contributions into various investment options offered by the Plan, as further discussed in Note 3.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s Safe Harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined by the Plan document.  All loans issued during 2010 and 2011 bear interest at a rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years.  A participant applying for a loan through the Plan will be charged a $50 loan application fee.  The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.  The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.  In addition, the participant’s account will be charged a yearly fee of $50, which is charged quarterly if a participant has an outstanding balance.

Benefit Payments

On termination of service due to death, disability, retirement, or other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for hardships, as defined in the Plan document.

Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.

Forfeitures

As of January 1, 2004, the Plan was amended to eliminate employer profit-sharing contributions.  Prior to January 2004, the Company made discretionary profit-sharing contributions from the net profits of the current year.  Profit-sharing contributions were subject to a vesting schedule.  Any participant who terminates employment with the Company will forfeit the non-vested portion of his/her profit-sharing account.

At December 31, 2011 and 2010, forfeited non-vested accounts totaled approximately $1,000 and $6,000, respectively. Forfeitures in the Plan shall be used to reduce the Company’s Safe Harbor Matching Contributions for the Plan Year following the Plan Year in which the forfeiture occurs. In 2011, the Company’s Safe Harbor Matching Contributions were reduced by approximately $8,000 from forfeited non-vested accounts.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Plan Expenses

The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company.  Administrative expenses that are not paid by the Plan are paid by the Company. Administrative expenses for the year ended December 31, 2011, were $15,231 and are in included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.  Fees paid by the Plan for the investment management services are included in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 962  Defined Contribution Pension Plans, requires investment contracts held by a defined-contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC Topic 962, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2011, are amounts which may become payable to participants who are not active participants of the Plan.

Significant Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”).  ASU 2011-04 amended the FASB ASC Topic 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC Topic 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The provisions of ASU 2011-04 are not expected to have a material impact on the Plan’s financial statements.

Subsequent Events

The Plan has evaluated subsequent events through June 26, 2012, the date the financial statements were available to be issued, and no additional disclosures were required.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 3:  INVESTMENTS

At December 31, 2011, the Plan allowed participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a common/collective trust and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $3,733,066 and $151,693, respectively, at December 31, 2011 and $3,808,737 and $154,166, respectively, at December 31, 2010.

The following presents investments that represent five percent or more of the Plan’s net assets at fair value as of December 31, 2011 and 2010:

	December 31,
	2011	2010

Alliance Bernstein International Growth Fund-A	$ *	$5,803,874
American Funds EuroPacific Growth Fund-A	6,910,720	7,839,901
Columbia Acorn Fund-A	4,744,956	4,986,016
Dreyfus Basic S&P 500 Index Fund-A	6,765,130	6,644,727
Eaton Vance Large Cap Value-A	*	6,724,590
Fixed Fund — Institutional-A	*	6,512,018
Invesco Stable Value Trust — Class III	6,817,546	*
MFS Government Securities Fund-A	5,784,134	5,411,162
MFS Massachusetts Investors Growth Stock Fund-A	6,952,910	6,871,502
MFS Research Bond Fund-A	4,823,955	4,306,826
MFS Total Return Fund-A	4,660,970	4,942,248
Mutual Quest Fund-A	4,578,685	4,446,916
Oppenheimer International Diversified Fund-A	5,195,633	*
Putnam Equity Income Fund-A	6,758,123	*
Templeton Global Bond Fund-A	4,256,908	*

*Not applicable, investment amount is below five percent.

For the year ended December 31, 2011, net depreciation (including gains and losses on investments bought, sold, and held during the year) on registered investment companies was $3,468,757 and net appreciation on the Macerich Company Common Stock Fund was $247,663.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability; and

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end.  The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical Assets	Observable	Unobservable
	Inputs	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual Funds:
Index funds	$6,765,130	$—	$—	$6,765,130
Balanced funds	4,660,970	—	—	4,660,970
Blended funds	4,578,685	—	—	4,578,685
Growth funds	26,538,568	—	—	26,538,568
Fixed income funds	14,864,997	—	—	14,864,997
Value funds	6,758,123	—	—	6,758,123
Other funds	3,200,365	—	—	3,200,365
Total mutual funds	67,366,838	—	—	67,366,838

Common Stocks:
Macerich Company Common Stock Fund	3,884,759	—	—	3,884,759
Total common stocks	3,884,759	—	—	3,884,759

Common/Collective Trust	—	6,817,546	—	6,817,546

Total Assets	$71,251,597	$6,817,546	$—	$78,069,143

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

	Assets at Fair Value as of December 31, 2010
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical Assets	Observable	Unobservable
	Inputs	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Index funds	$6,644,727	$—	$—	$6,644,727
Balanced funds	4,942,248	—	—	4,942,248
Growth funds	32,439,468	—	—	32,439,468
Fixed income funds	13,475,714	—	—	13,475,714
Value funds	6,724,590	—	—	6,724,590
Other funds	2,971,949	—	—	2,971,949
Total mutual funds	67,198,696	—	—	67,198,696

Common Stocks:
Macerich Company Common Stock Fund	3,962,903	—	—	3,962,903
Total common stocks	3,962,903	—	—	3,962,903

Common/Collective Trust	—	—	6,512,018	6,512,018

Total Assets	$71,161,599	$—	$6,512,018	$77,673,617

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2011.

Fair Value Measurements
Using Significant
Unobservable Inputs
(Level 3)
December 31, 2011

Balance, beginning of year	$6,512,018
Realized gain/(losses)	12,773
Unrealized gains/(losses) relating to instruments still held at the reporting date	157,509
Purchases	1,767,083
Sales	(8,449,383)
Issuances	—
Settlements	—

Balance, end of year	$—

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net depreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 5:  RELATED-PARTY TRANSACTIONS

The Plan offers common stock in the Company, through the Macerich Company Common Stock Fund; therefore, the Company qualifies as a party-in-interest.

NOTE 6:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.   Although the Plan has been amended since receiving the 2002 determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.  The Plan also obtained a favorable determination letter on September 16, 2011.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examination for years prior to 2008.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

(CONTINUED)

NOTE 8:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$79,600,448	$79,933,353
Less employer contribution receivable	(229,895)	(218,482)

Net assets available for benefits per Form 5500	$79,370,553	$79,714,871

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2011 to Form 5500:

Employer contributions per the financial statement	$3,223,088
Add beginning-of-year employer contribution receivable	218,482
Less end-of-year employer contribution receivable	(229,895)

Employer contribution per Form 5500	$3,211,675

NOTE 9:  CONCENTRATION OF RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULE PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                  Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR-END)

DECEMBER 31, 2011

		Types of	Current
Identity of Issuer	Description of Investment	Investment	Value

Capital Research and Mgmt Co.	American Funds EuroPacific Growth Fund-A	RIC	$6,910,720
Cohen & Steers	Cohen & Steers Realty Income Fund-A	RIC	446,857
Columbia Wanger Asset Mgmt, LP	Columbia Acorn Fund-A	RIC	4,744,956
Dreyfus Corp.	Dreyfus Basic S&P 500 Index Fund-A	RIC	6,765,130
Invesco Advisors, Inc.	Invesco Real Estate Fund-A	RIC	2,753,508
JPMorgan Investment Advisors	JPMorgan Small Cap Equity-A	RIC	2,734,349
Macerich *	Macerich Company Common Stock Fund	MCCSF	3,733,066
MFS	MFS Money Market Fund	RIC	151,693
Massachusetts Financial Services Co.	MFS Government Securities Fund-A	RIC	5,784,134
Massachusetts Financial Services Co.	MFS Massachusetts Investors Growth Stock Fund-A	RIC	6,952,910
Massachusetts Financial Services Co.	MFS Research Bond Fund-A	RIC	4,823,955
Massachusetts Financial Services Co.	MFS Total Return Fund-A	RIC	4,660,970
Franklin Mutual Advisers, LLC	Mutual Quest Fund-A	RIC	4,578,685
OppenheimerFunds, Inc.	Oppenheimer International Diversified Fund-A	RIC	5,195,633
Putnam Investment Mgmt, Inc.	Putnam Equity Income Fund-A	RIC	6,758,123
Franklin Advisers, Inc.	Templeton Global Bond Fund-A	RIC	4,256,908

	Total		71,251,597

Invesco Advisors, Inc.	Invesco Stable Value Trust — Class III	CCT	6,611,288

	Notes Receivable from Participants* 4.25%		1,507,668

			$79,370,553

*Indicates a party-in-interest

RIC — Registered Investment Companies

CCT — Common Collective Trust

MCCSF — Macerich Company Common Stock Fund